Exhibit 99.1

Innocoll AG Proposes Changes to Supervisory Board and Stock Option Plan

ATHLONE, IRELAND—October 22, 2014—Innocoll AG (Nasdaq: INNL), a global, commercial-stage, specialty pharmaceutical company that develops and manufactures a range of pharmaceutical products and medical devices using its proprietary collagen-based technologies, today posted to shareholders a proposal to elect Joseph Wiley, M.D., a principal at Sofinnova Ventures, to its Supervisory Board. The Company also announced that Anthony H. Wild, Ph.D., has resigned from Innocoll’s Supervisory Board. If Dr. Wiley's election is approved, Innocoll will have completed the new composition of its new Supervisory Board. In addition, the Supervisory Board is seeking shareholder support for a stock option plan that will enable it to strengthen and retain the team that will take Innocoll into the commercial stage of its development.

If elected, Dr. Wiley will join other recently appointed Supervisory Board members; Jonathan Symonds, Chairman of the Supervisory Board and former chief financial officer of both Novartis and AstraZeneca, David Brennan, former chief executive officer of AstraZeneca, and Shumeet Banerji, Ph.D., former chief executive officer of Booz & Company. Existing members of the Supervisory Board who will continue to serve in that capacity are A. James Culverwell and Rolf Schmidt.

“We have assembled a highly experienced Supervisory Board comprised of individuals whose corporate and industry expertise is commensurate with the ambitions the Company has for its collagen based products,” said Jonathan Symonds, Chairman of the Supervisory Board. “I look forward to working with these experienced executives and the management team as Innocoll moves to transition into a fully integrated specialty pharmaceutical company.”

Dr. Wiley has over 20 years of experience in the pharmaceutical, medical and venture capital industries. He was previously a medical director at Astellas Pharma. Prior to joining Astellas, he held investment roles at Spirit Capital, Inventages Venture Capital and Aberdeen Asset Managers (UK). Dr. Wiley trained in general medicine at Trinity College Dublin, specializing in neurology. He is also a Member of the Royal College of Physicians in Ireland.

Innocoll also will be seeking shareholder approval to reserve up to 10% of its shares outstanding as contingent capital underlying its proposed stock option plan. This plan will be utilized by Innocoll to continue the build out and strengthening of its organization in preparation for the approval and commercialization of our key products.

Innocoll successfully completed its initial public offering of its stock on the Nasdaq Global Market in July, 2014, raising net proceeds of approximately $52.7 million after deducting underwriting discounts and commissions and offering expenses payable by the Company. The Company is urgently working to take the development of its lead products XaraColl, for the treatment of post-surgical pain and Cogenzia, for the adjuvant treatment of diabetic foot infections to the next stage. Innocoll has initiated a pivotal pharmacokinetic study for XaraColl and will conduct Phase 3 efficacy studies once data from the pharmacokinetic study has been generated. The Company will release its third quarter results and provide a full update on its development plans on November 13, 2014.

About Innocoll AG

Innocoll is a global, commercial-stage, specialty pharmaceutical company. The Company develops and manufactures a range of pharmaceutical products and medical devices using its proprietary collagen-based technologies. The Company's late stage product pipeline is focused on addressing a number of large unmet medical needs, including: XaraColl® for the treatment of post-operative pain; Cogenzia® for the adjuvant treatment of diabetic foot infections; and CollaGUARD®, a barrier for the prevention of post-surgical adhesions. The Company's approved products include: CollaGUARD (Ex-US), Collatamp® G, Septocoll®, RegenePro®, Collieva®, CollaCare®, Collexa®, and Zorpreva™, which are sold through strategic partnerships with various partners including Takeda, Biomet, and Jazz Pharmaceuticals.

CollaRx®, Collatamp®, CollaGUARD®, Collieva®, CollaCare®, Collexa®, Cogenzia® LidoColl®, LiquiColl®, Septocoll®, and XaraColl® are registered trademarks, and CollaPress™, DermaSil™, Durieva™, and Zorpreva™ are trademarks of the Company.

Cautionary Statement Regarding Forward-Looking Information

This press release contains “forward looking statements.” Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate, or imply future results, performance or achievements, and may contain the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “will,” “would” and similar expressions intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These forward-looking statements include, but are not limited to, statements concerning the composition of the Company's Supervisory Board, the approval and implementation of the Company's proposed stock option plan, the status and composition of the executive and management team, the development of the Company into a commercial-stage company, the transition of the Company into a fully integrated specialty pharmaceutical company, the development of the Company's lead products, XaraColl and Cogenzia, the timing, progress and results of a pivotal pharmacokinetic study and Phase 3 efficacy studies for XaraColl, and the release of the Company's third quarter results and future update on its development plans.

Forward-looking statements are statements that involve substantial risks and uncertainties that could cause the Company's actual results and the timing of certain events to differ materially from any future results expressed or implied by the forward-looking statements, including, but not limited to, the risks listed under the heading “Risk Factors” in its final prospectus, as filed with the U.S. Securities and Exchange Commission pursuant to Rule 424(b)(4) on July 25, 2014. Therefore, current and prospective security holders are cautioned that there also can be no assurance that the forward-looking statements included in this press release will prove to be accurate. In light of the significant uncertainties inherent to the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation or warranty by Innocoll or any other person that the objectives and plans of Innocoll will be achieved in any specified time frame, if at all, and should be read with the understanding that its actual future results may be materially different from what we expect. Innocoll does not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Contacts

Corporate:

Denise Carter

Executive Vice President Business Development and Corporate Affairs

T: (215) 765-0149

E: dcarter@innocollinc.com

Investor relations:

Robert Flamm, Ph.D.

Senior Vice President

Russo Partners, LLC.

T: (212) 845-4226

E: Robert.flamm@russopartnersllc.com